SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-33178

MELCO RESORTS & ENTERTAINMENT LIMITED

71 Robinson Road

#04-03

Singapore (068895)

and

38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F. Form 20-F ☒ Form 40-F ☐

MELCO RESORTS & ENTERTAINMENT LIMITED

Form 6–K

Signature	3

Exhibit 99.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO RESORTS & ENTERTAINMENT LIMITED

By:	/s/ Graham Paul Winter
Name:	Graham Paul Winter
Title:	Chief Legal Officer and Company Secretary

Date: June 9, 2025

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Melco Announces Developments in Relation to Mocha Clubs and Grand Dragon Casino

4